UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66424

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TLG Lenox, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3384 Peachtree Road NE, Suite 300

(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James M. Fite, Jr.	**(404) 419-1660**	**jfite@lenoxgroupllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>James M. Fite, Jr.</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TLG Lenox, LLC</u>, as of <u>December 31</u>, 2 <u>025</u> is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TLG Lenox, LLC

Financial Statements
For The Year Ended December 31, 2025
With Report of Independent
Registered Public Accounting Firm

TLG Lenox, LLC

Table of Contents
December 31, 2025

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TLG Lenox, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 27, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

TLG Lenox, LLC

Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	991,444
Due from Member		59,676
Prepaid expenses and deposits		3,393
Right of Use Asset		192,089
Total assets	$	**1,246,602**

Liabilities and member's equity

Liabilities

Deferred Revenue	30,000
Accounts Payable and Accrued Expenses	1,477
Lease Liability	217,867
Total liabilities	**249,344**

Member's equity		997,258
Total liabilities and member's equity	$	**1,246,602**

See accompanying notes.

TLG Lenox, LLC

Statement of Operations
For the Year Ended December 31, 2025

Revenues	
Investment Banking	**$1,390,500**
Interest	**44,906**
Other	**5,201**
Total Revenues	**1,440,607**
Expenses	
Compensation and Benefits	**975,407**
Occupancy	**89,937**
Technology and Communications	**56,417**
Other	**130,172**
Total Expenses	**1,251,933**
Net Income	**188,674**

See accompanying notes.

TLG Lenox, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Member's equity,	
Beginning balance, December 31, 2024	970,325
Distributions	(161,741)
Net Income	188,674
Ending Balance, December 31, 2025	997,258

See accompanying notes.

Cash flows from operating activities

Net Income	$	**188,674**
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Due from Member		**(55,465)**
Right of Use Asset		**65,949**
Accounts payable and accrued expenses		**(913)**
Prepaid expenses and deposits		**(758)**
Lease Liability		**(71,146)**
Deferred Revenue		**30,000**
Net cash provided by operating activities		**156,341**

Cash flows from financing activities

Distributions		**(161,741)**
Net cash used by financing activities		**(161,741)**
Net decrease in cash		**(5,400)**
Cash,		
Beginning of year		**996,844**
End of year	$	**991,444**

See accompanying notes.

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business and Organization

TLG Lenox, LLC (the "Company") is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the "Member"), and an affiliate of The Lenox Group, LLC ("Lenox Group"). As a limited liability company, the Member's liability is limited to its investment. The Company provides merger and acquisition and financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract;

whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to satisfaction of the performance obligations identified by the Company are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisitions advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer fee revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized upon fulfillment of the aforementioned performance obligations without the consummation of a success fee based transaction or formal termination of the contract was $30,000 during the year ended December 31, 2025, which is included in investment banking revenue in the accompanying Statement of Operations.

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal tax reporting purposes and as such, does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the owner of the Member. Therefore, no income taxes are reflected in the accompanying financial statements. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes, requires management to evaluate tax positions taken by the Company to determine if they are more likely than not to be sustained upon examination by the taxing jurisdictions. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the Company's financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to 1. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.00, and the Company had net capital of $934,189 which was $929,189 in excess of its required net capital of $5,000.

3.   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

4.   Concentration

Approximately 86% of Investment Banking revenues earned during 2025 was from one customer.

5.   Related Party Transactions

The Company has an informal arrangement with its Member, whereby the Member pays for substantially all expenses of the Company, including personnel services, technology, occupancy and other administrative costs and is reimbursed by the Company.

The amount expensed by the Company from the Member's payment of these costs in accordance with this arrangement was approximately $1,243,173. The balance due from Member on the accompanying statement of financial condition arose from an overpayment from the Company to the Member under this arrangement.

Financial condition and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

6.   Lease Commitment

The Company leases office space under a non-cancelable operating lease expiring in 2028. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and right of use ("ROU") asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

2026	$89,163
2027	$91,826
2028	$54,980
Total	$235,969

Total Undiscounted lease payments	$235,969
Less Imputed Interest	<18,102>
Total Lease Liability	$217,867

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common area maintenance). These variable lease payments are not included in the lease payments used to determine the lease liability and are thus recognized as variable costs as incurred.

The total lease costs including variable costs associated with this lease for the year ended December 31, 2025 were $89,937.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

7. Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. Additionally, the chief operating decision maker uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operation decision maker manages the business activities using information of the Company as a whole.

Supplementary Information

Schedule I
TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Computation of net capital

Member's equity, December 31, 2025	$ 997,258
Less non-allowable assets	(63,069)
Net capital	$ 934,189

Aggregate Indebtedness:	
Total liabilities	$ 249,344
less: Right of Use Asset	(192,089)
	$ 57,255

Computation of Basic Net Capital Requirements:

Minimum net capital required at greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
Excess Net Capital	929,189
Ratio of aggregate indebtedness to net capital	0.06 to 1.00

**RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025**

There was no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2025 and net capital as reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

With respect to the Information Relating to Possession or Control Requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) TLG Lenox, LLC stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2025, without exception, and (3) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 27, 2026
Atlanta, GA

Rubio CPA, PC



Member FINRA and SIPC

3384 Peachtree Road, N.E.   Suite 300   Atlanta, Georgia 30326   404.419.1660   Fax: 404 .419.1661

TLG LENOX, LLC'S EXEMPTION REPORT

We, as members of management of TLG Lenox, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e. paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transferred in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined by Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2025 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2025 to December 31, 2025 without exception.

James M. Fite, CFA

January 28, 2026